ThermoGenesis Holdings, Inc.
2711 Citrus Road
Rancho Cordova, California 95742

December 31, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Paik and Ada Sarmento

Re:	ThermoGenesis Holdings, Inc. Registration Statement on Form S-3 Filed December 13, 2019 File No. 333-235509

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, ThermoGenesis Holdings, Inc., hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m., Eastern Standard Time, on January 3, 2020, or as soon as practicable thereafter.

Very truly yours, ThermoGenesis Holdings, Inc.

By:	/s/ Jeffery Cauble
Jeffery Cauble
Chief Financial Officer